Mail Stop 4561

September 12, 2006

Dr. Werner Brandt
Chief Financial Officer
SAP AG
Dietmar-Hopp-Allee 16
69190 Walldorf
Federal Republic of Germany

  Re: **SAP AG**
    Form 20-F for the Fiscal Year Ended
    December 31, 2005
    Filed March 22, 2006
    Forms 6-K filed January 11, 2006, January 26, 2006,
    April 21, 2006, May 23, 2006, July 13, 2006, July 21, 2006
    and August 30, 2006
    File No. 001-14251

Dear Dr. Brandt:

  We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your use of non-GAAP measures throughout your 20-F and your 6-K's referenced above. Please address the following and tell us how you have considered the guidance in Regulation G, Item 10 of Regulation S-K and the guidance set forth in the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures:

(a) In your 20-F and your 6-K's where you include non-GAAP financial measures, (e.g. pro forma operating income, pro forma net income, free cash flow, etc.) tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures;

- the economic substance behind management's decision to use such a measure;
- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of recurring items, especially since most of these measures appear to be used to evaluate performance. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes operating performance. Additionally, it is unclear why certain excluded items should not be considered in assessing your performance as several appear to be recurring and integral to your performance. For example, it is unclear to us why amortization of intangible assets is not relevant for investors considering that the use of these assets contributes to generating revenue. Similarly, it is unclear why excluding stock-based compensation is appropriate considering that offering your employees equity instruments appears to be a key incentive offered in the achievement of your goals as an organization.

(b) We note your use of the non-GAAP measure, "free cash flow" in certain of your Form 6-K's. Tell us whether management believes that "free cash flows" is a measure of performance or a measure of liquidity. Additionally, tell us how you considered Question 13 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following information in your disclosures: (1) the reasons for its usefulness, (2) its limitations when used as a non-GAAP measure, (3) a clear description of its calculation and (4) the necessary reconciliation to its most directly comparable GAAP financial measure.

(c) We note in certain of your Form 6-K's that your calculation of EBITDA in your non-GAAP measure "pro forma EBITDA" is different than that as defined in Item 10(e)(1)(ii)(A) of Regulation S-K. Tell us how you considered Question 14 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures in using a description other than EBITDA for this non-GAAP measure to clearly identify all adjustments (e.g. minority interest, foreign currency gains/losses, etc.).

(d) We note in certain of your Form 6-K's you adjust revenue and operating income using a constant currency rate which creates a non-GAAP measure. Tell us how you considered including the necessary reconciliation to its most directly comparable GAAP financial measure.

(e) We note in your disclosures that you believe certain non-GAAP measures can help investors fully assess the financial performance of your "core" operations. Explain what you mean by "core" operations. If you intend to use this terminology in your future periodic reports, ensure that it is adequately defined and explain how you determined that the excluded items were representative of your "core" operations.

(f) We note your use of the term "pro forma" to describe certain of your non-GAAP measures (e.g. pro forma operating income, pro forma operating margin, pro forma EPS, etc.). Please note that it is not appropriate for you to use this term in your since you have not used that term as contemplated in Regulation S-X. It appears such disclosures should be referred to as "non-GAAP" and not "pro forma." Pro forma has a different meaning as defined by generally accepted accounting principles and SEC rules that is significantly different than your presentation. Refer to footnote 12 to the Final Rules for the Conditions for Use of Non-GAAP Financial Measures.

Form 20-F for the year ended December 31, 2005

Item 15. Controls and Procedures, page 124

2. We note your definition of "disclosure controls and procedures" included in your disclosure is significantly more limited than what is called for under Rule 13a-15(e) of the Exchange Act. The rule requires, among other matters, that the disclosure controls and procedures be designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Tell us whether your disclosure controls and procedures for the relevant periods met all of the requirements of this section. Additionally, tell

us how you intend to comply with this requirement by including this statement in your controls and procedures section of your future filings.

Consolidated Statements of Income, page F-2

3.   We note that you include maintenance revenue associated with your software as product revenue in your Consolidated Statements of Income. Tell us why you believe this classification is appropriate and how you considered including this line item as service revenue in your Consolidated Statements of Income. Refer to Item 18 of Form 20-F and Rule 5-03(b)(1) and (2) of Regulation S-X.

Note(3) Summary of Significant Accounting Policies

Revenue Recognition, page F-9

4.   We note you enter into joint development agreements with your customers and that these customers contribute cash, resources, and industry expertise in exchange for license rights for the future solution. Explain the following as it relates to your revenue recognition policy for joint development agreements:

- the authoritative literature applied in accounting for these arrangements;
- whether the development of software under these agreements involve significant production, modification or customization of your existing software;
- whether technological feasibility has been achieved prior to entering into the joint development agreements;
- whether the cash contributed by the customer is refundable and how such cash is accounted for upon receipt; and
- if you are successful in developing the software under the joint development agreement, is the license awarded to the customer exclusive or do you have the right to use or sell the resulting software developed.

5.   We also note that beginning in 2005 you classified development costs associated with your joint development agreements as a Cost of Product as opposed to a Research and Development expense as previously classified. Additionally, we note that you made adjustments to your 2004 and 2003 Cost of Product and Research and Development expense to properly classify these development costs. Tell us the reasons for this reclassification and why you believe the classification of these costs as a Cost of Product is appropriate including a reference to the authoritative literature that supports this classification. Additionally, provide us your materiality analysis relating to this change in presentation pursuant to SAB 99 and explain how you considered the impact on gross margins and gross profit

percentage within that analysis. Further, tell us how you considered ABP 20 in determining this change was not a correction of an error.

Note (19) Liquid Assets, page F-30

6.   We note in 2005 you began classifying certain variable rate demand notes as liquid assets as opposed to cash and cash equivalents and that you have adjusted the 2004 and 2003 amounts to conform to this classification. Tell us the reasons for this reclassification and why you believe the classification of these variable rate demand notes as liquid assets is appropriate including a reference to the authoritative accounting literature that supports this presentation. Additionally, provide us your materiality analysis relating to this change in presentation pursuant to SAB 99. Further, tell us how you considered ABP 20 in determining this change was not a correction of an error.

Forms 6-K filed May 23, 2006 and August 30, 2006

Notes to the Interim Financial Statements

Stock-Based Compensation, page 13

7.   We note that you adopted SFAS 123(R) on January 1, 2006. Please tell us how you considered the disclosure requirements of SAB No. 107, Section H, Question 1 which includes all of the disclosures required by paragraphs A240-242 of Statement 123(R) in these Forms 6-K.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Gilmore at (202) 551-3406, Thomas Ferraro at (202) 551-3225 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief